Filed by:  Dollar Thrifty Automotive Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company:  Dollar Thrifty Automotive Group, Inc.
Subject Company’s Commission File No.:  1-13647

Dollar Thrifty Automotive Group, Inc. has made available for replay a recording of its April 28, 2010 earnings conference call, which was made accessible to the public via live webcast.  The following is the transcript of that conference call.

DOLLAR THRIFY AUTOMOTIVE GROUP

Moderator: Julie Lawson
April 28, 2010
8:00 am CT

Coordinator:	Welcome to the Dollar Thrifty Automotive Group first quarter financial results conference call.

All participants will be able to listen-only for the duration of the conference. As a reminder this call is being recorded. If you have any objections you may disconnect.

I would now like to turn the call over to Ms. Vicki Vaniman, executive vice president general counsel. You may begin.

Vicki Vaniman:	Thank you. Good morning and welcome to the Dollar Thrifty Automotive Group Inc.’s first quarter 2010 earnings release conference call.

Scott Thompson, president and chief executive officer and Cliff Buster, chief financial officer will be hosts for today's call.

Some of the comments contained in this conference call may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Actual results may differ materially from those expressed in forward-looking statements due to many factors.

These factors include among others matters that Dollar Thrifty has noted in its latest earnings release and filings with the SEC.

Dollar Thrifty Automotive Group Inc. undertakes no obligation to update or revise forward-looking statements.

Today the company will use certain non-GAAP financial measures all of which are reconciled with GAAP numbers and can be found in today's press release or posted to the company Web site dtag.com under the Investor Info tab.

As you know our company announced that it entered into a merger agreement with Hertz on Sunday.

Given that the transaction must go through the normal regulatory and shareholder approval process we are unable to comment on the transaction and will not be conducting a question and answer session at the end of this call.

Today's call does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Hertz will file with the SEC a registration statement on Form S4 that will include a proxy statement of Dollar Thrifty that also constitute a prospectus of Hertz as well as other documents about the proposed transaction.

A definitive proxy statement and prospectus will be mailed to stockholders of Dollar Thrifty.

Investors and stockholders of Dollar Thrifty are urged to read all these documents carefully and in their entirely when they become available because they will contain important information about the proposed transaction.

Investors and stockholders will be able to obtain free copies of the proxy statement prospectus and related documents once they are filed with the SEC through the SEC’s Web site at sec.gov.

Documents filed by Hertz will be available free of charge on Hertz’s Web site at Hertz.com or by contacting Hertz’s Investor Relations department at area code 201-307-2100.

Documents filed by Dollar Thrifty will be available free of charge on our Web site or by contacting Dollar Thrifty’s Investor Relations department at area code 918-669-2119.

Hertz, Dollar Thrifty, their directors and executive officers may be deemed to be participants in the solicitation of proxies from Dollar Thrifty stockholders in connection with the proposed transaction.

Information about the directors and executive officers of Hertz is set forth in a 2010 annual proxy statement on file with the SEC.

Information about Dollar Thrifty's directors and executive officers is included in our 2010 annual proxy statement which is also on file with the SEC.

Other information regarding the participants in the proxy solicitation and the description of their direct and indirect interests by security holdings or otherwise will be contained in the proxy statement and prospectus and other materials to be filed with the SEC.

And now I would like to turn the call over to Scott.

Scott Thompson:	Thank you Vicki and good morning everyone. We are very pleased to report that our performance in the first quarter of 2010 represents the most profitable first quarter in the company's history.

The company generated corporate adjusted EBITDA of 49.4 million -- a $51.8 million improvement from the $2.4 million loss recorded in first quarter of 2009.

Additional highlights for the quarter include the company's fifth consecutive quarter of year over year improvement in corporate adjusted EBITDA, the fifth consecutive quarter of year over year improvement in RPD and further deleveraging of the balance sheet of the company.

Now turning to details of the first quarter on a same-store basis, rental revenues were consistent with the first quarter of 2009 as increases in revenue per day offset a decline in same store transactions.

Rental revenues for the quarter declined 3.7% primarily driven by a 7.4% decrease in rental days of which 4% was attributable to locations closed - closures completed in 2009.

This decline was partially offset by a 3.9% increase in revenue per day. We continue to focus on profitability of rental transactions.

And consistent with this strategy we will at times accept lower transaction days and utilization in order to maintain a proper balance between price and volume. This is consistent with our return on asset focus.

During the quarter we realized very favorable fleet cost of $207 per unit per month driven by both a continued strength in the used vehicle market as well as extensive changes made in the remarketing and planning of fleet during 2009.

These changes were designed to lower our fleet costs and mitigate enterprise risk. These changes included diversifying our manufacturers, extending the hold periods, improving mix optimization, improving remarketing processes, and lastly a move towards a significantly higher portion of risk vehicles in our fleet.

Excluding the impact of vehicle gains during the quarter fleet cost per unit was approximately $295 per unit per month.

During the quarter the company sold approximately 14,100 risk vehicles and realized a gain of 25.7 million.

We expect to continue to benefit from gains on vehicle dispositions and will be providing update fleet guidance later in this call.

Non-GAAP EPS for the first quarter of 2010 was 76 cents per share profit compared to a loss of 55 cents per share in the first quarter of 2009.

Now I'd like for Cliff to review the financial details with you in detail.

Cliff Buster:	Thank you Scott. Turning to Table 1 in the press release rental revenues for the first quarter of 2010 were 332.5 million -- down 3.7% as compared to last year's first quarter.

As Scott mentioned this decline was due primarily to a 7.4% decrease in the number of rental days partially offset by a 3.9% increase in revenue per day.

Fleet utilization for the first quarter of 2010 declined 180 basis points to 80.3% as a result of a significant year over year increase in the number of risk vehicles held for remarketing during the period.

Excluding the impact of remarketing activity utilization was consistent with the first quarter of last year.

Turning to expenses, Direct Vehicle and Operating expenses or DVO in the first quarter were 179.9 million down -- 5.2 million or 2.8% from the same period last year.

Selling general and administrative expenses were 48.4 million in the first quarter of 2010 -- an increase of 1.5 million or 3.1% from the same period last year.

These operating expenses as a percentage of revenue totaled 65.5% in the first quarter of 2010 compared to 63.9% in the first quarter of 2009.

During the quarter the company recorded approximately $3.1 million in incentive compensation accruals -- an increase of 2.7 million compared to the first quarter of 2009.

This will primarily be a timing difference as total incentive compensation for the year is not expected to materially exceed that of 2009.

In addition, the company expensed approximately $1.7 million in costs associated with the proposed transaction with Hertz.

Excluding the impact of incentive compensation accruals and transaction costs from both periods total operating expenses were 64.1% and 63.8% of revenue for the first quarter of 2010 and 2009 respectively.

Vehicle depreciation expense for the quarter was down 50.8% from 120 million in the first quarter of 2009 to 59 million in the first quarter of 2010.

The decrease was driven primarily by the $186 per unit improvement in our monthly fleet cost as Scott discussed earlier combined with a 6.2% decrease in our depreciable fleet for the first quarter.

Our ending fleet as of March 31, 2010 was up 2.4% compared to March 2009 as we expect the industry volumes to begin to grow.

Interest expense net of interest income during the quarter totaled $21.4 million - down from 26.2 million for the same period last year.

The reduction in interest expense primarily resulted from a $540 million reduction in average debt outstanding during the period on a year over year basis.

Reduced earnings on invested cash mitigated some of the positive impact of our deleveraging.

Now turning to Table 3 of the press release GAAP earnings per share for the first quarter of 2010 were 91 cents per diluted share -- up from a loss of 42 cents per diluted share in the same period last year.

Results for the first quarter of 2010 and 2009 were favorably impacted 14 cents per diluted share due to an increase in the fair value of interest rate swaps.

In addition, during the first quarter of 2009 the company reported an impairment charge related to long-lived asset impairments equal to 1 cent per diluted share.

Excluding the impact of changes in fair value of derivatives and long lived asset impairments, non-GAAP EPS for the first quarter of 2010 improved $1.31 per diluted share to income of 76 cents per diluted share -- up from a loss of 55 cents per diluted share in the first quarter of 2009.

Moving to key balance sheet items on Table 2 of the press release, cash and cash equivalents totaled 452 million as of March 31, 2010 -- a decline of 48 million from December 31, 2009.

The decline in unrestricted cash was primarily attributable to fleet enhancement provided in conjunction with the normal seasonal growth in our fleet.

Restricted cash declined approximately 476 million since year end to 147 million due to the repayment of $200 million of fleet debt during the quarter in addition to seasonal fleet investments that I will discuss momentarily.

Revenue earning vehicles net of depreciation totaled 1.6 billion at March 31 -- an increase of approximately 336 million or 27% from December 31, 2009 levels.

The increase in the book value of the fleet resulted from a significant refreshing of the fleet in addition to our normal seasonal de-fleeting.

Our March 31 ending fleet was up 2.4% compared to 2009. And the average age and mileage of the fleet were 8.9 months and 19,700 miles respectively. The average mileage of the fleet has declined 27% compared to the prior year first quarter.

Finally, the average age of our GDP vehicles as of March 31 was 1.7 months and 3200 miles.

Vehicle related debt decreased $200 million to 1.4 billion at March 31 due to amortization payments made during the quarter.

The remaining 200 million of the maturing fleet debt will be repaid ratably through June 30 of this year.

As recently announced we completed the issuance of $200 million of asset backed notes in April in order to provide the company with additional liquidity for debt maturity in future fleet investments.

These new notes bear interest at a spread of 275 basis points above the weighted average commercial paper rate and carry a collateral enhancement rate of 55%.

These notes replace a portion of our expiring debt that currently bears interest at approximately 4.9%.

I will now turn the call back to Scott for discussion of our outlook for 2010.

Scott Thompson:
Thank you Cliff, great job. Based on the first quarter results and our expectation for continued favorability in the used vehicle market we're updating our previously announced outlook for calendar year 2010.

We continue to believe the improvement in the overall economy combined with the ongoing recovery in consumer confidence will result in low single digit growth in rental days in 2010.

Additionally, the company believes that customer demand for its value orientated leisure brands will result in moderate increases in revenue per day on a year over year basis.

Accordingly we are reaffirming our outlook for revenue growth of 2% to 4% compared to the level in 2009.

In the area of fleet cost we expect vehicle dispositions will continue to benefit from favorability in the used vehicle market lowering our overall fleet cost.

Based on our current expectations we are targeting a fleet depreciation of $225 per month in the second quarter of 2010.

We're also lowering our target for fleet cost for the full year of 2010 to $275 per car per month.

Given the volatility in the fleet costs over the past several quarters we’re providing you our outlook for the 2011 fleet cost of $325 per vehicle. This rate excludes the impact of gain loss on vehicle dispositions in future periods.

The size and timing of future gains or losses on vehicle sales will depend on prevailing conditions in the used vehicle market as well as management's ability to execute a fleet plan that takes advantage of changing market conditions.

Based on the above factors and current market conditions we are increasing our outlook for corporate adjusted EBITDA for calendar year 2010 to a range of 170 million to 190 million -- an increase of approximately 70% to 90% over 2009.

Now I have just a few comments regarding the proposed transaction announced Monday.

As Vicki mentioned there is a formal SEC disclosure process that we will be following.

We expect that an S4 and related documents will be filed with the SEC within approximately 30 days. That document will include details about the proposed transaction.

And I'm sure you can understand our communications will be limited to that document and related material that we file with the SEC.

We expect the transaction to close within 6 to 12 months. The combination of Dollar Thrifty with a larger company like Hertz will provide Dollar Thrifty with greater resources and technology needed to expand our value focused leisure brands.

We see the combination of the brands with Hertz as very compelling.

Lastly Dollar Thrifty's management team, which took over this company in October 2008 during troubled times, is fully engaged in operating the business and is committed to the success of Dollar Thrifty and the interests of its shareholders.

We continue to appreciate the support of our customers, employees, suppliers, lenders, and certainly our investors.

Operator that concludes our call for today.

Coordinator:	This does conclude today's conference. You may disconnect your line at this time. Thank you for your participation today.

END

Dollar Thrifty Automotive Group, Inc.
Non-GAAP Reconciliations - Total Operating Expense (SG&A and DVO)
(in thousands)

			YOY
	Q1 2010	Q1 2009	Change

SG&A expenses - as reported	$48,350	$46,887	$1,463
Less: impact of incentive compensation plans	(2,051)	(398)	(1,653)
Less: impact of transaction related costs	(1,717)	-	(1,717)

SG&A expenses - normalized	$44,582	$46,489	$(1,907)

DVO expenses - as reported	$179,858	$185,016	$(5,158)
Less: impact of incentive compensation plans	(1,090)	-	(1,090)

DVO expenses - normalized	$178,768	$185,016	$(6,248)

Total revenues - as reported	$348,330	$362,422

SG&A Expense as percentage of Total Revenues	13.9%	12.9%
DVO Expense as percentage of Total Revenues	51.6%	51.0%
Total operating expenses (SG&A and DVO) as percentage of Total Revenues	65.5%	63.9%

Normalized SG&A Expense as percentage of Total Revenues	12.8%	12.8%
Normalized DVO Expense as percentage of Total Revenues	51.3%	51.0%
Normalized total operating expenses (SG&A and DVO) as percentage of Total Revenues	64.1%	63.8%